                     UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         --------------------------
                 Washington, D.C. 20549                     OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:   3235-0360
                      FORM N-17f-2                    Expires:    June 30, 2002
                                                      Estimated average burden
 Certificate of Accounting of Securities and Similar  hours per response... 0.05
             Investments in the Custody of            --------------------------
            Management Investment Companies

       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:

811-3605                                                                        October 31, 2001
-------------------------------------------------------------------------------------------------------------
2. State identification Number:
     --------------------------------------------------------------------------------------------------------
     AL                     AK              AZ          AR                  CA                      CO
     --------------------------------------------------------------------------------------------------------
     CT                     DE              DC          FL                  GA                      HI
     --------------------------------------------------------------------------------------------------------
     ID                     IL              IN          IA                  KS                      KY
     --------------------------------------------------------------------------------------------------------
     LA                     ME              MD          MA                  MI                      MN
     --------------------------------------------------------------------------------------------------------
     MS                     MO              MT          NE                  NV                      NH
     --------------------------------------------------------------------------------------------------------
     NJ                     NM              NY          NC                  ND                      OH
     --------------------------------------------------------------------------------------------------------
     OK                     OR              PA          RI                  SC                      SD
     --------------------------------------------------------------------------------------------------------
     TN                     TX              UT          VT                  VA                      WA
     --------------------------------------------------------------------------------------------------------
     WV                     WI              WY          PUERTO RICO
     --------------------------------------------------------------------------------------------------------
     Other (specify):
-------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

The Northern Institutional Funds
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

50 S. LaSalle, Chicago, Illinois 60675
-------------------------------------------------------------------------------------------------------------

INSTRUCTIONS


This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Report of Independent Accountants
                       on Applying Agreed-Upon Procedures
                       ----------------------------------

To the Board of Trustees
The Northern Institutional Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our surprise examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from May 31, 2001 (the date of our last examination) through October 31, 2001:

 .    Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London;

 .    Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 .    Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 .    Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 .    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2

 .    Confirmation, or alternate procedures, of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 .    Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.

                                   /s/ ERNST & YOUNG LLP


Chicago, Illinois
January 9, 2002

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 2001, and from May 31, 2001 through October 31, 2001. The Portfolios comprising The Northern Institutional Funds are as follows:

    Equity Portfolios                       Fixed Income Portfolios
    -----------------                       -----------------------
    Balanced Portfolio                      Bond Portfolio
    Diversified Growth Portfolio            Intermediate Bond Portfolio
    Equity Index Portfolio                  International Bond Portfolio
    Focused Growth Portfolio                Short-Intermediate Bond Portfolio
    International Equity Index Portfolio    U.S. Government Securities Portfolio
    International Growth Portfolio          U.S. Treasury Index Portfolio
    Small Company Index Portfolio
    MidCap Growth Portfolio
    Small Company Growth

    Money Market Portfolios
    -----------------------
    Diversified Assets Portfolio
    Government Portfolio
    Government Select Portfolio
    Tax-Exempt Portfolio
    Municipal Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2001, and from May 31, 2001 through October 31, 2001, with respect to securities and similar investments reflected in the investment account of the Funds.

The Northern Trust Company

By:   /s/ Stuart Schuldt
      ------------------
      Stuart Schuldt, Vice President

By:   /s/ Brian Ovaert
      ----------------
      Brian Ovaert, Senior Vice President